EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

	T 604.682.3701	Suite 400, 455 Granville Street	ir@avino.com
	F 604.682.3600	Vancouver, BC V6C 1T1	www.avino.com

January 18, 2011	TSX-V: ASM U.S. OTC BB: ASGMF Berlin & FSE: GV6

MR. JASMAN YEE, P. ENG,
ACCEPTS APPOINTMENT AS AVINO BOARD MEMBER

GRANT OF STOCK OPTIONS

Avino Silver and Gold Mines Ltd. (the “Company”) is pleased to announce that Mr. Jasman Yee has joined the Board of Directors of the Company.  Mr. Yee, BASc, P.Eng (BC) is a 1970 graduate of the University of BC with a degree in chemical engineering, economics from Toronto’s Ryerson Polytechnical Institute in 1974 and a certificate for completing the Canadian Securities Course.  He has over 35 years of operational, managerial, engineering and consulting experience in the processing of precious and complex polymetallic base metals ores within North America and abroad.

Mr. Yee is currently the managing director of his own consulting firm and has held senior positions with H A. Simons, Bateman Engineering and Bacon Donaldson & Associates. He has commissioned and started up mines for Falconbridge Copper in Ontario, Canada Wide in Gays River, Nova Scotia, Erickson Gold Mines in Cassiar, BC and the autoclave restart for the Con Mine in Yellowknife, NWT.   In addition, he has provided operational assistance and guidance at the Campbell Mine during their switchover from roasting to autoclaving for their gold flotation concentrates.

The Company also wishes to announce that it has granted incentive stock options for the purchase of up to 1,010,000 shares at a price of $2.30 per share exercisable on or before January 18, 2016 to directors, officers, employees and consultants of the Company.

The options are subject to a stock option plan.

Founded in 1968, Avino has established a long record of mining and exploration in Mexico. The Company's focus is to bring the property to production. Avino remains well funded.

ON BEHALF OF THE BOARD

“David Wolfin”
______________________________
David Wolfin
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.